UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 001-13790.
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
HCC INSURANCE HOLDINGS, INC.
13403 Northwest Freeway
Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Item 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	13

Consent of Ham, Langston & Brezina L.L.P.

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HCC Insurance Holdings, Inc. 401(k) Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 25, 2008

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006
______________________

	2007	2006

Assets:
Money market funds	$273	$123

Investments:
Investments at fair value:
Registered investment companies (mutual funds)	58,153,140	46,666,866
Guaranteed interest contracts	15,594,048	13,777,093
HCC Insurance Holdings, Inc. common stock	3,894,503	4,026,817

Participant notes receivable, at cost	1,127,287	920,736

Total investments	78,768,978	65,391,512

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	109,240	403,820

Net assets available for benefits	$78,878,491	$65,795,455

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2007 and 2006
______________________

	2007	2006

Additions to net assets attributable to:
Dividends and interest	$642,208	$571,378
Net appreciation in fair value of investments	3,785,015	4,900,301

Total investment income	4,427,223	5,471,679

Contributions:
Employer	3,461,237	2,710,559
Participants	5,817,317	5,034,166
Rollovers from other plans	1,368,108	1,827,777

Total contributions	10,646,662	9,572,502

Total additions	15,073,885	15,044,181

Deductions from net assets attributable to:
Benefits to participants	4,919,185	5,302,679
Transaction charges	21,722	23,379

Total deductions	4,940,907	5,326,058

Net increase in net assets available for benefits before transfers from merged plan	10,132,978	9,718,123

Transfers from merged plan	2,950,058	3,842,715

Net increase in net assets available for benefits	13,083,036	13,560,838

Net assets available for benefits, beginning of year	65,795,455	52,234,617

Net assets available for benefits, end of year	$78,878,491	$65,795,455

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
______________________
1. Description of Plan
The following description of the HCC Insurance Holdings, Inc. (the “Company”) 401(k) Plan (the “Plan”) (formerly the HCC Insurance Holdings 401(k) Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. As a result of the merger of several other qualified plans of acquired companies, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.
     General
The Plan is a defined contribution plan established effective January 1, 1992 and most recently amended and restated in its entirety February 21, 2002, retroactively effective to January 1, 2002. Non-union, full-time employees of the Company become eligible to participate in the Plan on the later of their employment date or upon attaining the age of 21 and are eligible to make deferral contributions on the first day of the month following such eligibility date. All eligible employees must complete one year of service to become eligible for employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective April 27, 2007, the American Contractors Indemnity Company 401(K) Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $2,950,058. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Effective July 17, 2006, the VASA North America 401(k) Profit Sharing Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $59,817. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Effective November 15, 2006, the Kenrick Corporation 401(k) and Profit Sharing Plan merged into the Plan. The net assets transferred into the Plan consist of participant balances totaling $3,782,898. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.
Administration
Massachusetts Mutual Life Insurance Company and Investors Bank and Trust Company serve as Custodian and Trustee, respectively, of the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1. Description of Plan, continued
     Contributions
Each year, participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) ($15,500 in 2007 and $15,000 in 2006) of the Internal Revenue Code. Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contribution during 2007 and 2006 cannot exceed $5,000. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan also provides for discretionary employer matching contributions for each $1.00 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200. During 2007 and 2006, the Company made discretionary contributions of $3,461,237 and $2,710,559, respectively, to the Plan. Additionally, the Plan provides for discretionary non-elective contributions. The Company contributions are invested directly in the various investment options, as directed by the participant. Company matching contributions are generally computed monthly. Discretionary non-elective contributions would generally be computed annually. There were no discretionary qualified non-elective contributions made during 2007 or 2006.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1. Description of Plan, continued
     Vesting
Participants are immediately vested in their elective contributions, plus any earnings on such contributions. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years. However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.
     Participant Notes Receivable
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (4.75% to 9.25% for the years ended December 31, 2007 and 2006).
     Payments of Benefits
Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.
     Forfeited Accounts
All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant (or his or her designated beneficiary in the event of death) upon distribution of the fully vested value of his or her account. Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2007 and 2006, forfeited non-vested accounts of $159,745 and $386,572, respectively, were used to reduce administrative expenses and employer contributions. The balance of forfeited accounts available to reduce future employer contributions was $220,915 and $175,741 at December 31, 2007 and 2006, respectively.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
1. Description of Plan, continued
     Administrative Expenses
The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. No expenses were paid by the Company on behalf of the Plan during 2007 or 2006. Transaction charges (for loan and benefit payment transactions) are paid by the Plan, reducing the balances of those participants initiating the transactions.
     Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their total account balance.
2. Summary of Significant Accounting Policies
     Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contacts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
2. Summary of Significant Accounting Policies, continued
     Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Recent Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. Based on assets held by the Plan, Plan management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.
Investments Valuation
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in registered investment companies (mutual funds) are valued at the net asset value of shares held at year-end. The fair value of the guaranteed interest contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Common stock is valued at the quoted market price. Participant notes receivable are stated at cost plus accrued interest, which approximates fair value.
The statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a group annuity contract with Massachusetts Mutual Life Insurance Company. See additional disclosures in Note 4.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
2. Summary of Significant Accounting Policies, continued
     Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on those investments.
     Benefit Payments
Benefits are recorded when paid.
     Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
3. Investments
The following table presents the fair value of the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are separately listed.

	2007	2006

Guaranteed Interest Contract — Fixed Income Fund	$15,594,048	$13,777,093
Select Indexed Equity Fund	7,817,037	7,055,692
Oppenheimer Global Fund	5,531,899	5,384,292
Select Fundamental Value Fund	4,079,563	3,507,197
Select Small Company Value Fund	*	4,028,307
HCC Insurance Holdings, Inc. Common Stock	*	4,026,817
American Funds EuroPacific Growth Fund	*	3,307,706
Investments less than 5% of the Plan’s net assets	45,746,431	24,304,408

Total investments	$78,768,978	$65,391,512

*	Not applicable in the period indicated
During the years ended December 31, 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2007	2006

Registered investment companies (mutual funds)	$4,140,245	$4,603,945
HCC Insurance Holdings, Inc. common stock	(355,230)	296,356

Net appreciation in fair value of investments	$3,785,015	$4,900,301

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
4. Investment Contracts with Insurance Company
The Plan invests in a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), which is a benefit-responsive investment contract. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 was $15,594,048 and $13,777,093, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yields for the years ended December 31, 2007 and 2006 were 3.81% and 3.74%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit MassMutual to terminate the agreement prior to the scheduled maturity date. The Plan does not allow participants to make any additional contributions to this investment contract.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued
______________________
5. Party-In-Interest Transactions
Plan assets include investments in funds managed by the Trustee and thus, such transactions qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan.
The Plan invests in a unitized stock fund, HCC Insurance Holdings, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of HCC Insurance Holdings, Inc., the Plan sponsor. The total value of the Plan’s interest in the Fund was $3,894,503 and $4,026,817 at December 31, 2007 and 2006, respectively.
6. Tax Status
The Plan obtained its latest determination letter on October 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administration believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007
_____________________
     EIN: 76-0336636
     PN: 002

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or Similar	Maturity Date, Rate of Interest, Collateral,	(e) Current
(a)	Party	Par or Maturity Value	Value*
**	HCC Insurance Holdings, Inc.	Common stock — HCC Insurance Holdings, Inc.	$3,894,503
**	Mass Mutual	Mutual Fund — Alliance Bern Small Mid Cap Value Fund	866,939
**	Mass Mutual	Mutual Fund — American Funds EuroPacific Growth Fund	3,914,976
**	Mass Mutual	Mutual Fund — American Funds Washington Mutual Investment Fund	1,265,000
**	Mass Mutual	Mutual Fund — American Growth Fund of America Fund	3,090,934
**	Mass Mutual	Mutual Fund — Calamos Financial Growth Fund	2,639,532
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2010 Fund	793,094
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2020 Fund	1,534,715
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2030 Fund	1,337,624
**	Mass Mutual	Mutual Fund — Destination Retirement Income 2040 Fund	1,090,006
**	Mass Mutual	Mutual Fund — Destination Retirement Income Fund	189,295
**	Mass Mutual	Guaranteed Interest Contract — Fixed Income Fund	15,594,048	***
**	Mass Mutual	Mutual Fund — Oakmark Equity & Income II Fund	3,694,988
**	Mass Mutual	Mutual Fund — Oppenheimer Capital Appreciation Fund	2,851,990
**	Mass Mutual	Mutual Fund — Oppenheimer Global Fund	5,531,899	***
**	Mass Mutual	Mutual Fund — PIMCO Total Return Fund	3,600,943
**	Mass Mutual	Mutual Fund — Premier Diversified Bond Fund	1,436,619
**	Mass Mutual	Mutual Fund — Select Aggressive Growth Fund	1,512,417
**	Mass Mutual	Mutual Fund — Select Focused Value Fund	1,524,327
**	Mass Mutual	Mutual Fund — Select Fundamental Value Fund	4,079,563	***
**	Mass Mutual	Mutual Fund — Select Indexed Equity Fund	7,817,037	***
**	Mass Mutual	Mutual Fund — Select Mid Cap Growth Equity II Fund	1,975,778
**	Mass Mutual	Mutual Fund — Select Overseas Fund	843,394
**	Mass Mutual	Mutual Fund — Select Small Company Growth Fund	1,575,564
**	Mass Mutual	Mutual Fund — Select Small Company Value Fund	3,236,699
**	Mass Mutual	Mutual Fund — Victory Diversified Stock Fund	1,749,807
**	Participant Loans	Loans to participants bearing interest at rates ranging from 4.75% to 9.25%	1,127,287

			$78,768,978

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURES

The Plan	Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 25th day of June, 2008.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN
By:	HCC Insurance Holdings, Inc.,
Administrator

By:	/s/ James L. Simmons
James L. Simmons,
Vice President and Corporate Secretary

Exhibit Index

Exhibit	Description

23.1	Consent of Ham, Langston & Brezina L.L.P.